Press Release 16.4.2002

Betaferon(R)/Betaseron(R) BEYOND trial focuses on new high-dose therapeutic option for MS


Schering AG (FSE: SCH, NYSE: SHR), Germany and its US subsidiary Berlex Laboratories, Inc. today announced that a multinational Phase III trial will commence to assess a new high dose of Betaferon(R)/Betaseron(R) (interferon beta-1b) for SC injection in patients with relapsing-remitting multiple sclerosis (MS). The BEYOND study (Betaseron Efficacy Yielding Outcomes of a New Dose) will be the largest MS trial ever, involving more than 2,000 participants.

"There is a strong body of clinical trial evidence that dose and frequency of administration are important to achieve optimal clinical benefit in MS. These data suggest that higher dose and more frequent dosing of interferon beta result in greater efficacy. With BEYOND, now is the time to investigate whether a dose higher than any currently available interferon can exert an even greater therapeutic effect," said Stuart D. Cook, M.D., President, University of Medicine & Dentistry of New Jersey.

"The goal of BEYOND is to advance interferon therapy to the next level for patients and neurologists. This trial has the true potential to change the current approach to MS treatment", said Dr. Joachim-Friedrich Kapp, Head of Specialised Therapeutics at Schering AG. "The recently published American Academy of Neurology guidelines confirm more than a decade's worth of clinical experience demonstrating the unsurpassed efficacy of high-dose, high-frequency Betaferon(R)/Betaseron(R) in treating relapsing-remitting MS."

About BEYOND
In this multi-center, randomized, blinded study, patients with relapsing-remitting MS will be randomized to receive either Betaferon(R)/ Betaseron(R) given every other day as a subcutaneous injection of 500 mcg (16 MIUs) or Betaferon(R)/Betaseron(R) 250 mcg (8 MIUs) every other day (the currently approved dosing regimen). Dose titration will take place over a period of several weeks. In keeping with other large-scale clinical trials, an international steering committee comprised of renowned MS investigators and an independent safety monitoring board will be involved. Patient enrolment is scheduled to begin fourth quarter of 2002.

In addition to BEYOND, Schering has several ongoing studies with Betaferon/Betaseron in potential new indications and new combinations. The company also is developing a number of oral agents to treat MS, and continues to improve upon its successful patient support services. Further details will be presented at the European Neurological Society
(ENS) meeting in Berlin, in June.






Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life. Berlex is part of the Schering group.

making medicine work

your contacts
--------------

Friedrich von Heyl
Business Communication
office: +49.30.468.15296
friedrich.vonheyl@schering.de


Peter Vogt
Investor Relations
office: +49.30.468.12838
peter.vogt@schering.de


Claudia Schmitt
Pharma Communication
office: +49.30.468.15805
claudia.schmitt@schering.de

In the US:
----------
Jeanine O'Kane
Media Relations
Tel:001 973 487-2095


Joanne Marion
Investor Relations
Tel: 001 973 487-2164



Find additional information at: www.schering.de/eng